Exhibit 99.1

Notice of disclosure

TO ALL STOCK EXCHANGES

BSE LIMITED

NATIONAL STOCK EXCHANGE OF INDIA LIMITED

NEW YORK STOCK EXCHANGE

NYSE EURONEXT LONDON

NYSE EURONEXT PARIS

Dear Sir/Madam,

Sub: Notice of Record Date for issue of bonus shares / stock dividend.

This is to inform you that the Members of the Company through the postal ballot (physical / electronic voting) have approved issue of bonus shares / stock dividend. All resolutions set forth in the postal ballot notice dated October 10, 2014 have been passed with requisite majority today, i.e. November 21, 2014.

The Board of Directors have fixed Wednesday, December 3, 2014 as the record date for the purpose of allotment of bonus shares / stock dividend.

This notice is given in compliance with Clause 16 of the equity listing agreement.

Request you to kindly take this notice on record and acknowledge.

Thanking You

Yours Sincerely,

For Infosys Limited

Parvatheesam K

Chief Risk & Compliance Officer and

Company Secretary

November 21, 2014

Bangalore